Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the

Hardinge Inc. Retirement Plan:

We consent to the incorporation by reference in the Registration Statement (No. 33-65049) on Form S-8 of Hardinge Inc. of our report dated June 26, 2012, with respect to the statements of net assets available for benefits of the Hardinge Inc. Retirement Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Hardinge Inc. Retirement Plan.

/s/ Bonadio & Co., LLP

Pittsford, New York

June 26, 2012